Exhibit 99.5

Section 906 Certification

Certification Pursuant to

18 U.S.C. Section 1350

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                         In connection with the Annual Report on Form 40-F of Ballard Power Systems Inc., a corporation organized under the laws of Canada (the “Company”), for the period ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.          the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78 m(a) or 78 o(d)); and

2.          the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 26, 2007	/s/ John Sheridan

John Sheridan
President and Chief Executive Officer

Dated: March 26, 2007	/s/ Dave Smith

Dave Smith
Chief Financial Officer